PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

AST Investment Services, Inc.

One Corporate Drive

Shelton, Connecticut 06484

December 1, 2023

The Board of Trustees of Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

Re: Contractual Fee Waiver

PGIM Investments LLC and AST Investment Services, Inc. (collectively, the "Manager") hereby agree to cap expenses / reimburse certain expenses and/or waive a portion of their investment management fees as more particularly described and set forth for the Portfolio listed on Exhibit A hereto.

Very truly yours,

PGIM Investments LLC

By: /s/ Timothy Cronin Name: Timothy Cronin Title: Senior Vice President

AST Investment Services, Inc.

By: /s/ Timothy Cronin

Name: Timothy Cronin

Title: President

Exhibit A

AST Advanced Strategy Portfolio: The Manager has contractually agreed to waive 0.062% of its investment management fee through June 30, 2025. In addition, the Manager has contractually agreed to waive a portion of its investment management fee so that the Portfolio’s investment management fee does not exceed 0.66% of the Portfolio's average daily net assets through June 30, 2025. These arrangements may not be terminated or modified without the prior approval of the Trust’s Board of Trustees. The Manager and the Distributor have also contractually agreed to waive a portion of their investment management fee and distribution fee, respectively, equal to the amount of the management and distribution fee received from other portfolios of the Trust due to the Portfolio’s investment in any such portfolios.

This contractual waiver and contractual expense cap are in addition to the contractual waivers of 0.002% and 0.0262% that are set to expire on June 30, 2024.